Lakewood-Amedex Biotherapeutics Inc.

8031 Cooper Creek Blvd, Unit 103

University Park, FL 34201

(941) 225-2515

May 12, 2026

Ms. Doris Stacey Gama

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lakewood-Amedex Biotherapeutics Inc.
Registration Statement on Form S-1
Filed May 1, 2026 File No. 333-295497

Acceleration Request: Requested Date: May 13, 2026 Requested Time: 4:00 P.M. Eastern Time

Dear Ms. Gama:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lakewood-Amedex Biotherapeutics Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-295497) (the “Registration Statement”) be declared effective on the “Requested Date” and at the “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Lucosky Brookman LLP, by calling Scott Linsky at (732) 395-4408.

Thank you for your assistance in reviewing this filing. If you have any questions or comments regarding the foregoing, please contact Kelvin Cooper via email at kcooper@lakewoodamedex.com.

Very truly yours,

/s/ Kelvin Cooper
Kelvin Cooper
Chief Executive Officer

Cc: Scott E. Linsky, Esq.